EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	3/31/04
Earnings:
Net Income	$61,508	$66,663	$57,759	$41,060	$53,891	$43,916
Plus Federal Income Taxes	15,693	8,571	45,484	(43,956)	47,581	42,928
Plus State Income Taxes	2,869	1,721	8,928	(7,529)	6,688	6,023
Plus Provision for Deferred Income Taxes	14,521	25,453	(17,751)	75,659	(14,641)	(16,439)
Plus Deferred Investment Tax Credits	(1,791)	(1,791)	(1,791)	(1,791)	(1,790)	(1,791)
Plus Fixed Charges (as below)	39,586	44,465	46,155	42,377	46,787	43,832

Total Earnings	$132,386	$145,082	$138,784	$105,820	$138,516	$118,469

Fixed Charges:
Interest on Long-term Debt	$26,528	$26,473	$29,305	$28,401	$39,631	$38,706
Interest on Short-term Debt	7,058	10,902	9,513	6,508	2,511	1,981
Distributions on Trust Preferred Securities	6,000	6,000	6,000	6,000	3,000	1,500
Estimated Interest Element in Lease Rentals	--	1,090	1,337	1,468	1,645	1,645

Total Fixed Charges	$39,586	$44,465	$46,155	$42,377	$46,787	$43,832

Ratio of Earnings to Fixed Charges	3.34	3.26	3.00	2.49	2.96	2.70

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.